                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
                 to Rules 13d-1(a) and Amendments thereto Filed
                            Pursuant to Rule 13d-2(a)

                               (Amendment No. 1)*

                         WORLDPORT COMMUNICATIONS, INC.
          ------------------------------------------------------------
                                (Name of issuer)


                    Common Stock, par value $0.0001 per share
          ------------------------------------------------------------
                         (Title of class of securities)

                                  98155 J 10 5
                     ---------------------------------------
                                 (CUSIP number)

                                    COPY TO:
                                  R. G. Barrett
                      J O Hambro Capital Management Limited
                                   Ryder Court
                                 14 Ryder Street
                            London SW1Y 6QB, England
                               011-44-207-747-5640
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   May 9, 2002
          -------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)
------------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                      ---------------------
 CUSIP No. 98155J105             SCHEDULE 13D               Page 2 of 15 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         J O Hambro Capital Management Limited
         No IRS Identification Number
--------------------------------------------------------------------------------
                                                               (a)   [_]
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (b)   [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                           [_]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION

         England
--------------------------------------------------------------------------------
                                7.     SOLE VOTING POWER
                                       0
            NUMBER OF           ------------------------------------------------
             SHARES             8.     SHARED VOTING POWER
          BENEFICIALLY                 7,997,819
            OWNED BY            ------------------------------------------------
              EACH              9.     SOLE DISPOSITIVE POWER
            REPORTING                  0
             PERSON             ------------------------------------------------
              WITH              10.    SHARED DISPOSITIVE POWER
                                       7,997,819
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,997,819

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         21.0%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IA.CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
 CUSIP No. 98155J105             SCHEDULE 13D               Page 3 of 15 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         J O Hambro Capital Management Group Limited
         No IRS Identification Number
--------------------------------------------------------------------------------
                                                               (a)   [_]
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (b)   [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                           [_]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION

         England
--------------------------------------------------------------------------------
                                7.     SOLE VOTING POWER
                                       0
            NUMBER OF           ------------------------------------------------
             SHARES             8.     SHARED VOTING POWER
          BENEFICIALLY                 7,997,819
            OWNED BY            ------------------------------------------------
              EACH              9.     SOLE DISPOSITIVE POWER
            REPORTING                  0
             PERSON             ------------------------------------------------
              WITH              10.    SHARED DISPOSITIVE POWER
                                       7,997,819
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,997,819

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         21.0%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         HC.CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
 CUSIP No. 98155J105             SCHEDULE 13D               Page 4 of 15 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Christopher Harwood Bernard Mills
         No IRS Identification Number
--------------------------------------------------------------------------------
                                                               (a)   [_]
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (b)   [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                           [_]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OR ORGANIZATION

         England
--------------------------------------------------------------------------------
                                7.     SOLE VOTING POWER
                                       0
            NUMBER OF           ------------------------------------------------
             SHARES             8.     SHARED VOTING POWER
          BENEFICIALLY                 7,997,819
            OWNED BY            ------------------------------------------------
              EACH              9.     SOLE DISPOSITIVE POWER
            REPORTING                  0
             PERSON             ------------------------------------------------
              WITH              10.    SHARED DISPOSITIVE POWER
                                       7,997,819
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,997,819

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         21.0%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 1 TO
                            STATEMENT ON SCHEDULE 13D

     This Amendment No. 1 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the Filing Parties (defined below). This Amendment amends the Statement on Schedule 13D filed by certain of the Filing Parties with the Securities and Exchange Commission (the "SEC") on April 12, 2002 pursuant to a joint filing agreement dated as of October 20, 2000. The Filing Parties first filed with the SEC a Statement on Schedule 13G with respect to the common stock, par value $0.0001 per share of Worldport Communications, Inc. on May 26, 2000. The initial Statement was subsequently amended on June 13, 2000, August 24, 2000, October 20, 2000, June 14, 2001 and February 14, 2002.

Item 1.  Security Issuer.

     The class of equity securities to which this Amendment relates is the common stock, par value $0.0001 per share (the "Common Stock") of Worldport Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 975 Weiland Road, Suite 150, Buffalo Grove, Illinois 60089.

Item 2.  Identity and Background.

         2 (a-c,f).

         I.  Filing Parties:

     This Amendment is filed on behalf of the following three persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management Group Limited ("J O Hambro Group"), formerly named J O Hambro Capital Management (Holdings) Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust plc ("American Opportunity Trust") and as investment adviser to Oryx International Growth Fund Limited ("Oryx"), The Trident North Atlantic Fund ("Trident North Atlantic") and The Trident European Fund ("Trident European"), as well as to private clients.

                               Page 5 of 15 Pages

3. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro Capital Management, Trident North Atlantic, and Oryx, and as co-investment adviser to NASCIT and American Opportunity Trust.

II.  Control Relationships:

     J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Capital Management Group Limited.

     Christopher Harwood Bernard Mills serves as a director of J O Hambro Capital Management.

III. Executive Officers and Directors:

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

     (d)   Criminal Proceedings

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)   Civil Securities Law Proceedings

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this Amendment relates.

     The amount of funds used to date to acquire the Shares is approximately $21,441,830 (exclusive of brokerage fees and commissions).

Item 4.  Purpose of Transaction.

                               Page 6 of 15 Pages

     The Filing Parties have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the Group, is as follows:

                                                                       Number of         Number of
                                                     Number of          Shares:         Shares: Sole
                                    Aggregate         Shares:           Shared           or Shared
                                    Number of       Sole Power         Power to           Power to          Approximate
         Filing Party                Shares          to Vote             Vote              Vote             Percentage*
---------------------------- ------------------ ------------------ ---------------- ------------------- --------------------
J O Hambro Group                       7,997,819         0               7,997,819        7,997,819             21.0%

J O Hambro
Capital Management                     7,997,819         0               7,997,819        7,997,819             21.0%

Christopher H.B. Mills                 7,997,819         0               7,997,819        7,997,819             21.0%
----------------------------------------------------------------------------------------------------------------------------

     * Based on 38,087,252 shares of Common Stock, par value $0.0001 per share, outstanding as of December 31, 2001, which is based on information reported in the Company's Annual Report on Form 10K, for the period ended December 31, 2001.

     (c) In the 60 days prior to the date of the filing of this Amendment, the Filing Parties effected no transactions in Common Stock other than those set forth in the following table:

                  Worldport Communications, Inc.              Trades in 60 days prior to filing
                                                                         Price
       Filing Party                         Date        No. of Shares    (US$)          Broker
J O Hambro Capital Management (on         4/23/02          50,000         0.49           CIBC
behalf of its private clients)
J O Hambro Capital Management (on         5/08/02         250,000         0.49           Wachovia
behalf of its private clients)
J O Hambro Capital Management (on         5/09/02          60,000         0.48           Wachovia
behalf of its private clients)

     All of the above transactions were effected on the open market and were purchases.

                               Page 7 of 15 Pages

     (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro Capital Management.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

Item 7.  Material to be Filed as Exhibits.

         Previously Filed.




                               Page 8 of 15 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2002

                                J O HAMBRO CAPITAL MANAGEMENT LIMITED



                                By:             /s/ R. G. Barrett
                                    --------------------------------------------
                                     Name:    R. G. Barrett
                                     Title:   Director
                                     Executed on behalf of the
                                     parties hereto pursuant to the
                                     Joint Filing Agreement, as
                                     previously filed.


                               Page 9 of 15 Pages

                                   Schedule A


     The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited ("J O Hambro Group") as of the date hereof.

Name:                                                James Daryl Hambro
                                                     (Chairman)

Citizenship:                                         British


Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England


Principal Occupation:                                Chairman, J O Hambro Capital Management

Name:                                                Christopher Harwood Bernard Mills
                                                     (Director)

Citizenship:                                         British


Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England


Principal Occupation:                                Executive Director, NASCIT
                                                     Executive Director, American Opportunity Trust
                                                     Director, J O Hambro Capital Management


Name:                                                Nichola Pease
                                                     (Director and Chief Executive)

Citizenship:                                         British


Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England


Principal Occupation:                                Director and Chief Executive, J O Hambro Capital Management


                               Page 10 of 15 Pages

Name:                                                Basil Postan
                                                     (Director)

Citizenship:                                         British


Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England


Principal Occupation:                                Director, J O Hambro Capital Management


Name:                                                Malcolm Robert King
                                                     (Director)

Citizenship:                                         British


Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England


Principal Occupation:                                Director, J O Hambro Capital Management


Name:                                                Graham Warner
                                                     (Director)

Citizenship:                                         British


Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England


Principal Occupation:                                Director, J O Hambro Capital Management


Name:                                                Robert George Barrett
                                                     (Director)

                               Page 11 of 15 Pages

Citizenship:                                         British


Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England


Principal Occupation:                                Director, J O Hambro Capital Management


Name:                                                Nicholas James Measham

Citizenship:                                         British


Business Address:                                    J O Hambro Capital Management Limited
                                                     Ryder Court
                                                     14 Ryder Street
                                                     London SW1Y 6QB
                                                     England


Principal Occupation:                                Director, J O Hambro Capital Management

                               Page 12 of 15 Pages

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.

Name:                                                 James Daryl Hambro
                                                      (Managing Director)

Citizenship:                                          British


Business Address:                                     J O Hambro Capital Management Limited
                                                      Ryder Court
                                                      14 Ryder Street
                                                      London SW1Y 6QB
                                                      England


Principal Occupation:                                 Managing Director, J O Hambro Capital Management


Name:                                                 Christopher Harwood Bernard Mills
                                                      (Director)

Citizenship:                                          British


Business Address:                                     J O Hambro Capital Management Limited
                                                      Ryder Court
                                                      14 Ryder Street
                                                      London SW1Y 6QB
                                                      England


Principal Occupation:                                 Executive Director, NASCIT
                                                      Executive Director, American Opportunity Trust
                                                      Director, J O Hambro Capital Management


Name:                                                 Malcolm Robert King
                                                      (Director)

Citizenship:                                          British


Business Address:                                     J O Hambro Capital Management Limited
                                                      Ryder Court
                                                      14 Ryder Street
                                                      London SW1Y 6QB
                                                      England

                               Page 13 of 15 Pages

Principal Occupation:                                 Director, J O Hambro Capital Management


Name:                                                 Nichola Pease
                                                      (Director)

Citizenship:                                          British


Business Address:                                     J O Hambro Capital Management Limited
                                                      Ryder Court
                                                      14 Ryder Street
                                                      London SW1Y 6QB
                                                      England


Principal Occupation:                                 Director and Chief Executive, J O Hambro Capital Management


Name:                                                 Basil Postan
                                                      (Director)

Citizenship:                                          British


Business Address:                                     J O Hambro Capital Management Limited
                                                      Ryder Court
                                                      14 Ryder Street
                                                      London SW1Y 6QB
                                                      England


Principal Occupation:                                 Director, J O Hambro Capital Management


Name:                                                 Robert George Barrett
                                                      (Director)

Citizenship:                                          British


Business Address:                                     J O Hambro Capital Management Limited
                                                      Ryder Court
                                                      14 Ryder Street
                                                      London SW1Y 6QB
                                                      England


                               Page 14 of 15 Pages

Principal Occupation:                                 Director, J O Hambro Capital Management


Name:                                                   Nicholas James Measham

Citizenship:                                            British


Business Address:                                       J O Hambro Capital Management Limited
                                                        Ryder Court
                                                        14 Ryder Street
                                                        London SW1Y 6QB
                                                        England


Principal Occupation:                                   Director, J O Hambro Capital Management


                               Page 15 of 15 Pages